

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Charles W. Sprague
General Counsel
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

> **Re: Fiserv, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-14948**

Dear Mr. Sprague:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Patrick Gilmore
Accounting Branch Chief